

FOR IMMEDIATE RELEASE

HOME PROPERTIES REPORTS SECOND QUARTER 2007 RESULTS
FFO Per Share Exceeds Analysts' Mean Estimate by Two Cents

ROCHESTER, NY, AUGUST 6, 2007 – Home Properties (NYSE:HME) today released financial results for the second quarter ending June 30, 2007. All results are reported on a diluted basis.

"We are pleased with results for the quarter, especially considering the very tough comparison with last year's second quarter when Funds From Operations ("FFO") per share was the highest for any second quarter in Home Properties' history and property operations produced stellar net operating income growth," said Home Properties' President and CEO Edward J. Pettinella. "FFO of $0.85 for this year's second quarter exceeded analysts' mean estimate by two cents and grew 1.9% over last year's record second quarter. With first half results exceeding our expectations and reflecting improved operating fundamentals, we are confident we will achieve the full year 6% to 8% FFO growth projected in our guidance."

Earnings per share ("EPS") for the quarter ended June 30, 2007 was $0.26, compared to $0.33 for the quarter ended June 30, 2006, due to a $3.4 million (before the allocation of minority interest) or $0.07 per share gain on sale of real estate in the prior year quarter. EPS for the six months ended June 30, 2007 was $0.41 compared to $0.46 for the six months ended June 30, 2006. The year over year decrease of $0.05 per share is attributable to the $0.07 per share impact of the prior year second quarter gain on sale of real estate described above, partially offset by an increase of $0.02 per share attributable to a strong net operating income contribution from owned properties during the 2007 first and second quarters.

For the quarter ended June 30, 2007, Funds From Operations was $40.5 million, or $0.85 per share, compared to $40.5 million, or $0.84 per share, for the quarter ended June 30, 2006. These results exceeded analysts' mean estimate, as reported by Thomson, by $0.02. FFO for the six months ended June 30, 2007 was $1.58 per share compared to $1.47 in the year-ago period. Excluding the non-cash charge of $0.04 in the 2007 first quarter related to costs associated with the initial offering of the Series F preferred shares which were redeemed, Operating FFO for the six months was $1.62, a 10.0% increase over the 2006 first half results. A reconciliation of GAAP net income to FFO is included in the financial data accompanying this news release.

Second Quarter Operating Results

For the second quarter of 2007, same-property comparisons (for 113 "Core" properties containing 33,685 apartment units owned since January 1, 2006) reflected an increase in total revenues of 4.0% compared to the same quarter a year ago. Net operating income ("NOI") increased by 1.8% from the second quarter of 2006. Property level operating expenses increased by 7.4% for the quarter, primarily due to increases in gas heating costs, repairs and maintenance, personnel expense, property insurance and real estate taxes, which were partially offset by a reduction in water and sewer costs.

Average physical occupancy for the Core properties was 95.0% during the second quarter of 2007, identical to the second quarter of 2006. Average monthly rental rates, including utility reimbursements, increased 4.3% compared to the year-ago period. A lower level of expense growth than projected in the Company's guidance for the quarter was largely due to lower heating costs and less usage in the period. This also produced lower revenue growth than anticipated since a lower level of heating costs was passed through to residents.

On a sequential basis, compared to the 2007 first quarter results for the Core properties, total revenues were up 0.1% in the second quarter of 2007, expenses were down 9.1% and net operating income was up 6.6%. Average physical occupancy increased 0.6% to 95.0% and average monthly rental rates were 0.7% higher. The expense decrease in the second quarter compared to the first quarter represents typical seasonality from lower natural gas and snow removal costs.

Occupancies for the 4,524 apartment units acquired/developed between January 1, 2006 and June 30, 2007 (the "Recently Acquired Communities") averaged 94.4% during the second quarter of 2007.

Year-to-Date Operating Results

For the six months ended June 30, 2007, same-property comparisons for the Core properties reflected an increase in total revenues of 4.9%, resulting in a 6.4% increase in net operating income compared to the first six months of 2006. Property level operating expenses increased by 2.9%, primarily due to increases in personnel expense, property insurance expense, real estate taxes and snow removal costs.

Average physical occupancy for the Core properties was 94.7% during the first six months of 2007, down from 94.9% a year ago, with average monthly rents, including utility reimbursements, rising 5.1%.

The yield on the Recently Acquired Communities during the first six months of 2007 averaged 7.3% on an annualized basis (calculated as the net operating income from the properties, less an allowance for general and administrative expenses equal to 3% of revenues, all divided by the acquisition costs plus capital improvement expenditures in excess of normalized levels). This compares to the first year underwriting expectations of 6.4%.

Acquisitions and Dispositions

On April 30, 2007, the Company acquired Westwoods, a 35-unit apartment community located in Randolph, MA, for $4.0 million, including closing costs, which equates to approximately $114,000 per apartment unit. Consideration for the purchase included the assumption of an existing $3.9 million fixed rate mortgage at an interest rate of 5.6% maturing on June 1, 2034 (fair market value of $3.7 million). The weighted average first year capitalization rate expected on this acquisition is 6.6% after allocating 3.0% of rental revenues for management and overhead expenses and before normalized capital expenditures of approximately $760 per unit annually. Westwoods was the final acquisition in a three-property portfolio. The other two properties closed in the second quarter of 2006.

There were no dispositions during the 2007 second quarter. Amounts included in discontinued operations are the residual settlement items associated with 2006 dispositions.

Subsequent to the end of the quarter, on July 12, 2007, the Company sold Brittany Place Apartments, with a total of 591 units, in Greenbelt, Maryland for $74.1 million. A gain on sale of approximately $21.6 million, before the allocation of minority interest, will be recorded in the third quarter related to this sale. The weighted average first year capitalization rate projected on this disposition is 5.7%.

Capital Markets Activities

As of June 30, 2007, the Company's ratio of debt-to-total market capitalization was 47.4% (based on the June 29, 2007 stock price of $51.93 to determine equity value), with $39 million outstanding on its $140 million revolving credit facility and $5.4 million of unrestricted cash on hand. Total debt of $2.2 billion was outstanding, at rates of interest averaging 5.6% and with staggered maturities averaging approximately seven years. Approximately 96.9% of total indebtedness is at fixed rates. Both the interest coverage and the fixed charge ratio (which includes preferred dividends) averaged 2.3 times during the quarter.

The Company estimates its net asset value ("NAV") per share at June 30, 2007 to be $66.76 based on capitalizing at 5.95% the total of the annualized and seasonally adjusted second quarter property net operating income, plus a 4% growth factor, minus a management fee. The Company believes the cap rate used reflects current market conditions.

During the second quarter of 2007, the Company did not repurchase any common shares. Through the end of the second quarter, the total shares repurchased during 2007 were approximately 109,000 shares for $6 million, or a weighted average price of $55.01 per share. As of June 30, 2007, the Company has Board authorization to buy back up to approximately 2.5 million additional shares of its common stock or Operating Partnership Units.

Outlook

For 2007, the Company has increased its prior guidance based only on higher actual second quarter results compared to the original range of guidance and now expects Operating FFO per share to be between $3.26 and $3.32 per share, which will produce Operating FFO per share growth of 6.2% to 8.1% when compared to 2006 results. This guidance range reflects management's current assessment of economic and market conditions. The Series F Perpetual Preferred shares were redeemed at the end of the first quarter 2007, and the Company incurred a charge to FFO of $1.9 million for the original issuance costs, or $0.04 cents per share. This charge is reported in FFO per share results but has been excluded from Operating FFO.

The guidance for the balance of 2007 is reaffirmed without change, and the quarterly breakdown of both FFO and Operating FFO per share results is as follows: Third quarter $0.84 to $0.87; fourth quarter $0.80 to $0.83.

Conference Call

The Company will conduct a conference call and simultaneous webcast tomorrow at 11:00 AM Eastern Time to review and comment on the information reported in this release. To listen to the call, please dial 800-266-2145 (International 212-676-5362). A replay of the call will be available through August 14, 2007, by dialing 800-633-8284 or 402-977-9140 and entering 21319515. The Company webcast, which includes a slide presentation, will be available, live at 11:00 AM and archived by 1:00 PM, through the "Investors" section of our Web site, homeproperties.com, on the Investor Relations home page.

The Company produces supplemental information that provides details regarding property operations, other income, acquisitions, sales, market geographic breakdown, debt and net asset value. The supplemental information is available via the Company's Web site, e-mail or facsimile upon request.

This press release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning and new development activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.

Home Properties is a publicly traded apartment real estate investment trust that owns, operates, develops, acquires and rehabilitates apartment communities primarily in selected Northeast, Mid-Atlantic and Southeast Florida markets. Currently, Home Properties operates 129 communities containing 39,092 apartment units. Of these, 37,630 units in 126 communities are owned directly by the Company; 868 units are partially owned and managed by the Company as general partner, and 594 units are managed for other owners. For more information, visit Home Properties' Web site at homeproperties.com.

Tables to follow.

Second Quarter Results:	**Avg. Physical Occupancy**[a]		**2Q '07**	**2Q '07 vs. 2Q '06 % Growth**			
	2Q '07	**2Q '06**	**Average Monthly Rent / Occ Unit**	**Rental Rates**	**Total Revenue**	**Total Expense**	**NOI**
Core Properties[b]	95.0%	95.0%	$1,094	2.2%	4.0%	7.4%	1.8%
Acquisition Properties**[c]**	94.4%	NA	$1,094	NA	NA	NA	NA
TOTAL PORTFOLIO	94.9%	95.0%	$1,094	NA	NA	NA	NA

Year-To-Date Results:	**Avg. Physical Occupancy**[a]		**YTD '07**	**YTD '07 vs. YTD '06 % Growth**			
	YTD '07	**YTD '06**	**Average Monthly Rent / Occ Unit**	**Rental Rates**	**Total Revenue**	**Total Expense**	**NOI**
Core Properties[b]	94.7%	94.9%	$1,091	2.5%	4.9%	2.9%	6.4%
Acquisition Properties[c]	93.8%	NA	$1,110	NA	NA	NA	NA
TOTAL PORTFOLIO	94.6%	94.9%	$1,093	NA	NA	NA	NA

[a] Average physical occupancy is defined as total possible rental income, net of vacancy expense, as a percentage of total possible rental income. Total possible rental income is determined by valuing occupied units at contract rates and vacant units at market rates.

[b] Core Properties includes 113 properties with 33,685 apartment units owned throughout 2006 and 2007.

[c] Reflects 14 properties with 4,524 apartment units acquired/developed subsequent to January 1, 2006.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2007	**2006**	**2007**	**2006**
Rental income	$ 119,884	$ 103,879	$ 235,622	$ 205,981
Property other income	9,796	6,698	20,582	12,777
Interest income	83	119	1,290	210
Other income	58	504	833	1,021
Total revenues	129,821	111,200	258,327	219,989
Operating and maintenance	52,668	43,610	108,530	95,414
General and administrative	5,953	6,057	11,471	11,096
Interest	30,716	26,432	59,845	52,336
Depreciation and amortization	28,365	23,227	55,962	45,930
Total expenses	117,702	99,326	235,808	204,776
Income from operations	12,119	11,874	22,519	15,213
Minority interest in Operating Partnership	(3,480)	(3,271)	(5,550)	(3,963)
Income from continuing operations	8,639	8,603	16,969	11,250
Discontinued operations				
Income from operations, net of minority interest	178	1,389	251	4,230
Loss on disposition of property, net of minority Interest	(115)	2,361	(248)	2,361
Discontinued operations	63	3,750	3	6,591
Net Income	8,702	12,353	16,972	17,841
Preferred dividends	-	(1,350)	(1,290)	(2,700)
Redemption of preferred stock	-	-	(1,902)	-
Net income available to common shareholders	$ 8,702	$ 11,003	$ 13,780	$ 15,141
Reconciliation from net income available to common shareholders to Funds From Operations:				
Net income available to common shareholders	$ 8,702	$ 11,003	$ 13,780	$ 15,141
Real property depreciation and amortization	28,094	25,041	55,170	49,539
Minority Interest	3,480	3,271	5,550	3,963
Minority Interest – income from discontinued operations	72	625	102	2,140
Loss on disposition of property, net of minority Interest	115	(2,361)	248	(2,361)
Loss from early extinguishment of debt in connection with sale of real estate	-	2,970	-	2,970
FFO - basic [1]	$ 40,463	$ 40,549	$ 74,850	$ 71,392

[1] Pursuant to the revised definition of Funds From Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, minority interest and extraordinary items plus depreciation from real property. Because of the limitations of the FFO definition as published by NAREIT as set forth above, the Company has made certain interpretations in applying the definition. The Company believes all adjustments not specifically provided for are consistent with the definition. Other similarly titled measures may not be calculated in the same manner.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2007	**2006**	**2007**	**2006**
FFO – basic	$ 40,463	$ 40,549	$ 74,850	$ 71,392
Preferred dividends - convertible preferred stock [2]	-	-	-	-
FFO – diluted	$ 40,463	$ 40,549	$ 74,850	$ 71,392
FFO – basic	$ 40,463	$ 40,549	$ 74,850	$ 71,392
Preferred dividends - convertible preferred stock	-	-	-	-
Redemption of Series F Preferred stock	-	-	1,902	-
FFO - operating [4]	$ 40,463	$ 40,549	$ 76,752	$ 71,392
FFO – basic	$ 40,463	$ 40,549	$ 74,850	$ 71,392
Preferred dividends - convertible preferred stock	-	-	-	-
Recurring non-revenue generating capital expenses	(7,256)	(5,696)	(14,329)	(11,401)
AFFO [5]	$ 33,207	$ 34,853	$ 60,521	$ 59,991
FFO – operating	$ 40,463	$ 40,549	$ 76,752	$ 71,392
Recurring non-revenue generating capital expenses	(7,256)	(5,696)	(14,329)	(11,401)
AFFO - operating	$ 33,207	$ 34,853	$ 62,423	$ 59,991
Weighted average shares/units outstanding:				
Shares – basic	33,255.9	32,936.9	33,161.4	32,101.6
Shares – diluted	33,985.3	33,598.7	33,959.0	32,722.2
Shares/units – basic [3]	46,713.0	47,788.1	46,581.8	47,853.3
Shares/units – diluted [3]	47,442.4	48,450.0	47,379.3	48,473.9
Per share/unit:				
Net income – basic	$0.26	$0.33	$0.42	$0.47
Net income – diluted	$0.26	$0.33	$0.41	$0.46
FFO – basic	$0.87	$0.85	$1.61	$1.49
FFO – diluted	$0.85	$0.84	$1.58	$1.47
Operating FFO – diluted, before preferred stock redemption [4]	$0.85	$0.84	$1.62	$1.47
AFFO [5]	$0.70	$0.72	$1.28	$1.24
Operating AFFO – before preferred stock redemption [4] [5]	$0.70	$0.72	$1.32	$1.24
Common Dividend paid	$0.65	$0.64	$1.30	$1.28

[2] There was no convertible preferred stock outstanding during the periods presented.

[3] Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

[4] Operating FFO is defined as FFO as computed in accordance with NAREIT definition, adjusted for the addback of real estate impairment charges and preferred stock redemption costs. This is presented for a consistent comparison of how NAREIT defined FFO in 2003.

[5] Adjusted Funds From Operations ("AFFO") is defined as gross FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $760 and $525 per apartment unit in 2007 and 2006, respectively. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data - Unaudited)

	June 30, 2007	December 31, 2006
Land	$ 518,298	$ 493,017
Construction in progress, including land	51,950	1,409
Buildings, improvements and equipment	3,114,789	2,957,336
	3,685,037	3,451,762
Accumulated depreciation	(504,327)	(450,129)
Real estate, net	3,180,710	3,001,633
Cash and cash equivalents	5,350	118,212
Cash in escrows	32,723	74,069
Accounts receivable	10,802	9,287
Prepaid expenses	11,250	15,059
Deferred charges	13,003	13,619
Other assets	5,847	8,539
Total assets	$3,259,685	$3,240,418
Mortgage notes payable	$1,963,368	$1,924,313
Exchangeable senior notes	200,000	200,000
Line of credit	39,000	-
Accounts payable	18,346	20,797
Accrued interest payable	10,815	10,473
Accrued expenses and other liabilities	24,689	24,697
Security deposits	23,555	21,979
Total liabilities	2,279,773	2,202,259
Minority interest	281,585	282,542
Stockholders' equity	698,327	755,617
Total liabilities and stockholders' equity	$3,259,685	$3,240,418
Total shares/units outstanding:		
Common stock	33,528.2	33,103.2
Operating partnership units	13,362.4	13,290.4
	46,890.6	46,393.6

# # #

For further information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237